

October 1, 2010

Robert B. Dimond
Chief Financial Officer
Nash-Finch Company
7600 France Avenue South
P.O. Box 355
Minneapolis, Minnesota 55440-0355

> **Re:**   **Nash-Finch Company**
> **Form 10-K for the Fiscal Year Ended January 2, 2010**
> **Filed March 4, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 15, 2010**
> **File No. 000-00785**

Dear Mr. Dimond:

We have reviewed your response letter and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 2, 2010

Consolidated Statements of Stockholders' Equity, page 42

1. We note your response to comment seven in our letter dated August 19, 2010 that you will disclose changes in each class of common stock outstanding in the event that you issue additional classes of shares. Please explain to us how you meet the disclosure requirement of Rule 5-02.29 of Regulation S-X. We do not see where you have shown the changes in your shares of outstanding common stock for each period for which an income statement is required.

Note (2) Acquisition, page 50

2. We read your response to comment eight from our letter dated August 19, 2010. Please explain to us in more detail the differences in assumptions and methodologies between your internal financial valuation model and those used by the consultants in determining the fair values of the assets and liabilities acquired. Also provide us with additional insight regarding how you determined the $78.1 million purchase price. Please tell us if there were any significant differences in the valuations of any acquired assets or liabilities between your internal detailed review and the consultant's appraisals and, if so, tell us how those values were utilized and/or reconciled in determining the appropriate amount to record.

Note (9) Derivative Instruments, page 59

3. We note your response to comment nine from our letter dated August 19, 2010. Please quantify the impact of your derivative instruments on interest expense or tell us where you have disclosed this information in your filing.

Note (16) Commitments and Contingencies, page 73

4. We have reviewed your response to comment ten from our letter dated August 19, 2010 and have the following additional comments regarding your Roundy's litigation matter:

    •   Although you indicate that you recorded the original litigation accrual during fiscal 2005, the year of the acquisition, we note that the lawsuit was not filed until February 11, 2008 and it does not appear you disclose the litigation prior to your fiscal 2007 Form 10-K. Please clarify the timing of events related to this matter and address this apparent inconsistency.

    •   Citing authoritative accounting guidance, please explain in detail how you determined the litigation accrual should be recorded in goodwill as part of the purchase price and not as an expense and how you determined that the reversal of the accrual should be recorded through income and not as a reduction of goodwill. If you treated the recognition and reversal of the accrual under the preacquisition contingency guidance of SFAS 141, please justify your treatment considering the contingency did not exist before the consummation of the combination.

Exhibit Index

5. We note your response to comment 12 in our letter dated August 19, 2010. Please confirm that, with respect to Exhibits 2.1, 2.2 and 2.3, you will include in the exhibit

index your agreement to furnish us with any omitted schedule or exhibit upon request, for example, in footnotes to Exhibits 2.1, 2.2 and 2.3.

Definitive Proxy Statement on Schedule 14A

Executive Compensation and Other Benefits, page 20

6. We note your response to comment 15 in our letter dated August 19, 2010. However, your response does not explain why disclosure of *retrospective* targets and goals will cause you competitive harm. Please enhance your analysis, using the standards set forth in Securities Act Rule 406 and Exchange Act Rule 24b-2, to explain why you believe this is the case, including why disclosing these targets after the fiscal year has closed will result in competitive harm; many of your arguments seem to hinge upon the disclosure of projected amounts, which we are not asking you to disclose. See Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Outstanding Equity Awards at Fiscal Year End, page 32

7. We note your response to comment 18 in our letter dated August 19, 2010, but the revised disclosure remains unclear. The number of shares or units described in the column "Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Yet Vested" should be based on achieving threshold performance goals, except that if the previous fiscal year's performance exceeded the threshold, the number of shares or units described in the column should be based on the next higher performance measure that exceeds the previous fiscal year's performance. Please revise your disclosure to clarify the level of performance goals on which these numbers are based, or provide us with further explanation of the current disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director